10/1/02



02046691

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
OCT 21 2002
WASH. D.C.
180
SECTION

For the month of October, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)



PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Date October 15 ,2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)



TELKOM

PRESS RELEASE

No.TEL 401 /PR000/UHI/2002

COMPANY STATEMENT

Bandung, October 15, 2002 – **With regard to the fall in the price of Telkom's shares on Monday, 14 October 2002, the Board of Directors notes that there is no material information on Telkom which has not been disclosed to public, and Telkom, at present, does not undertake a corporate action, which may impact on the Telkom's share price. We believe that the fall in share price was solely effected by external condition**



Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk. Investor Relations Unit E-mail: investor@telkom.co.id	Bandung office: Tel.: 62-22-4527337 Fax.: 62-22-7104743	Jakarta office: Tel.: 62-21-5215109 Fax.: 62-21-5220500